

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2021

Lee Chong Kuang
Chief Executive Officer
Greenpro Capital Corp.
B-7-5, Northpoint Office
Mid Valley City, No.1 Medan Syed Putra Utara
59200 Kuala Lumpur, Malaysia

Re: Greenpro Capital Corp.
Amendment No. 4 to Registration Statement on Form S-3
Filed December 14, 2021
File No. 333-258441

Dear Mr. Kuang:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-3

Risk Factors, page 8

1.   Please revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

Lee Chong Kuang
Greenpro Capital Corp.
December 21, 2021
Page 2

You may contact Alexandra Barone, Staff Attorney, at 202-551-8816 or Jan Woo, Legal Branch Chief, at 202-551-3453 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Benjamin A. Tan